

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Stanley Rodrigues
Chief Financial Officer
CI&T Inc
Estrada Giuseppina Vianelli de Napoli, 1455 - Bl. C,
Pavimento Superior, Globaltech,
Campinas - State of São Paulo
13086-530 - Brazil

> **Re: CI&T Inc**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 001-41035**

Dear Stanley Rodrigues:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Finance

cc: Jonathan Mendes de Oliveira, Esq.